

December 15, 2021

Andrew Weitzel
Assistant General Counsel
fuboTV Inc.
1330 Avenue of the Americas
New York, NY 10019

> **Re: fuboTV Inc.**
> **Registration Statement on Form S-3**
> **Filed December 8, 2021**
> **File No. 333-261538**

Dear Mr. Weitzel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 202-551-6001 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gregory P. Rodgers